

November 3, 2016

Via E-Mail
Brandon C. Parris, Esq.
Morrison and Foerster LLP
425 Market Street
San Francisco, California 94105

> **Re:**   **Affinity Gaming**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 14, 2016**
> **File No. 0-54085**
>
> **Schedule 13E-3**
> **Filed by Affinity Gaming, Z Capital Partners, L.L.C. et. al**
> **Filed on October 14, 2016**
> **File No. 5-85867**

Dear Mr. Parris:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Preliminary Proxy Statement

Background of the Merger, page 17

1.   We note disclosure on the following pages suggesting that Deutsche Bank provided or discussed financial analyses related to the Rule 13e-3 transaction:

- page 21 (describing the May 14 presentation)
- page 22 (describing the May 18 presentation)

- page 24 (describing the revised illustrative valuation discussed at the June 20 meeting and the June 25 modified implied share price analysis provided to Z Capital)
- page 26 (describing the updated analysis Deutsche Bank delivered to the Special Committee on November 19)
- page 29 (describing Deutsche Bank's discussion of its views on the current state of the debt markets)
- page 33 (describing Deutsche Bank's review of an illustrative valuation analysis based on the 2016 5-Year projections, its discussion of potential returns to Z Capital as a result of the transaction and its review of an evaluation of the potential value to Affinity's stockholders were Affinity to pursue a sale or REIT transaction with a potential alternate buyer)

Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include summaries of all presentations made by Deutsche Bank during the special committee's and board's evaluation of the transaction, please file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

2.   Disclosure in the proxy statement indicates that:

- On June 18, 2015, Z Capital filed an amendment to its Schedule 13D, disclosing that it had purchased 177,994 shares of Affinity for $11.00 per share in an open market, broker assisted transaction.
- On April 7, 2016, Z Capital filed a Form 4, disclosing that it had purchased 155,568 shares of Affinity for $14.50 per share.

Please provide us with an analysis as to why these acquisitions were not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.

Recommendation of the Board, page 41

3.   We note the disclosure on page 41 that the Board determined the Rule 13e-3 transaction to be fair to "…Affinity and its stockholders (other than affiliates of Z Capital)…" Please note the staff considers officers and directors of Affinity to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Affinity who are not necessarily affiliates of Z Capital or its affiliates and revise the

disclosure to expressly state whether the Board of Directors reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

4.   Please refer to the preceding comment with respect to similar disclosure on page 49 regarding the Purchaser Parties and the Z Capital Filing Persons belief as to fairness to "Affinity's stockholders that are not Z Capital Rollover Investors."

5.   We note that the Board appears to have based its fairness determination in part on the Special Committee's analyses, conclusions and determination on fairness. To the extent the Board did so, the Board should expressly adopt the analyses and discussion as its own or alternatively, provide the disclosure described in the following comment with respect to each factor in Item 1014 not otherwise discussed in the section of the proxy statement following the caption "Recommendation of the Board." See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981).

6.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board, including the factors considered by the Special Committee should the Board adopt the Special Committee's analyses and discussion, do not appear to include the factors described in clauses (iv), (vi) or (viii) of Instruction 2 to Item 1014 or Item 1014(c) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes the proposed merger is procedurally fair in the absence of such safeguard.

Opinion of Financial Advisor to the Special Committee, page 42

7.   With a view towards disclosure, please provide a dollar estimate of the 0.5% transaction services fee payable to Deutsche Bank.

8.   Disclosure on page 48 indicates that "…in connection with its analyses, Deutsche Bank made, and was provided by Affinity's management with, numerous assumptions about industry performance, general business, economic, market and other conditions and other matters, many of which are beyond the control of Deutsche Bank, Affinity or Parent." Please disclose such assumptions.

Debt Financing, page 63

9.   Please provide all the information required by Item 1007(d) of Regulation M-A with respect to the first lien term loans to be borrowed under Affinity's existing credit agreement.

*　　*　　*　　*

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions